

June 15, 2011

Via E-mail
Ms. A. Alexandra Denahan
Chief Financial Officer
Chimera Investment Corporation
1211 Avenue of the Americas, Suite 2902
New York, New York 10036

> Re: **Chimera Investment Corporation**
> **Form 10-K for the year ended 12/31/2010**
> **Filed on 2/28/2010**
> **File No. 001-33796**

Dear Ms. A. Alexandra Denahan:

We have reviewed your response letter dated June 10, 2011 and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to this comment, we may have additional comments.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2010

Liquidity and Capital Resources, page 64

1.   We note your response to comment seven from our letter dated May 27, 2011. In future Exchange Act periodic reports please provide a general description of your haircut provisions and explain how they typically operate. Please also discuss the range of haircut provisions associated with your repurchase agreements. Alternatively, please explain why such disclosure would not be meaningful to investors in helping them to understand your liquidity position.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      You may contact Adam F. Turk at (202) 551 - 3657 or Angela McHale at (202) 551 – 3402 if you have any questions.

                            Sincerely,

                            /s/ Daniel L. Gordon

                            Daniel L. Gordon
                            Branch Chief